UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DURATA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

(312) 219-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian A. Johnson

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Durata Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2014 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Actavis, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 17, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The paragraph beginning at the bottom of page 14 and carrying over to the top of page 15 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

A special telephonic meeting of the Company Board was held on September 19, 2014 to discuss the status of diligence and discussions with Company A, as well as the terms of the current proposal. Members of management and representatives of BofA Merrill Lynch provided an update on their discussions with Company A. Representatives of BofA Merrill Lynch reviewed, among other things, the financial terms of the current proposal from Company A with the Company Board as well as a preliminary financial analysis of the Company based, in part, on the Durata Projections (other than certain projected revenues in Europe, which were under development and had not yet been incorporated into the Durata Projections). Management noted that Company A was still seeking execution of definitive documentation by the end of the month as part of its proposal. Representatives of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company (“WilmerHale”), provided a summary of the draft merger documentation provided by Company A on September 13, 2014. Following discussion, the Company Board determined that a transaction as proposed by Company A was preferable to continued operation on a stand-alone basis. The Company Board authorized management to continue negotiations with Company A and also directed representatives of BofA Merrill Lynch to contact a targeted group of pharmaceutical companies other than Company A. After consultation with BofA Merrill Lynch, management selected five pharmaceutical companies other than Company A based on management’s assessment of the likelihood that these companies would be interested in an acquisition of the Company in light of their respective publicly announced strategic objectives and the likelihood that they would be able to execute an acquisition of the Company on the timeline required by Company A. Management did not believe that parties other than pharmaceutical companies would have any interest in engaging in an acquisition of the Company at a value that would approach the value under discussion with Company A.

•	The first paragraph on page 21 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a superior acquisition proposal from a third party, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in connection with such a superior proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate, one or more counter-proposals to such superior proposal. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Parent a termination fee of $20.2 million (approximately 3.0% of the aggregate Cash Consideration). The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders, especially in light of the absence of any standstill provision that might limit any third party from making an acquisition proposal.

•	The first paragraph on page 23 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor” is hereby amended and restated in its entirety as follows:

The Company has retained BofA Merrill Lynch to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement on the basis of BofA Merrill Lynch’s experience in transactions similar to the transactions contemplated by the Merger Agreement, its reputation in the investment community and its familiarity with the Company and its business. Pursuant to an engagement letter between the Company and BofA Merrill Lynch, dated October 5, 2014, the Company has agreed to pay BofA Merrill Lynch for its services in connection with the transactions contemplated by the Merger Agreement an aggregate fee of approximately $11.9 million, of which $1.5 million was payable in connection with the rendering of its opinion and the remaining approximately $10.4 million of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

•	The fourth full paragraph on page 26 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Calculation of Implied Value of the Offer Price. BofA Merrill Lynch calculated an implied probability-adjusted present value per CVR of $2.66 to $2.78 by applying discount rates, based on an estimate of Durata’s weighted average cost of capital (as further described under “Discounted Cash Flow Analysis” below), ranging from 11.0% to 14.5%, to a probability-adjusted estimate of the amount and timing of the payments under the CVR reflecting Durata management’s estimates as to the probability and timing of achieving each of the CVR milestones. Such estimates reflected Durata management’s determination, based on its assessment of relevant regulatory, commercial and competitive risks, that the probability of achieving the Net Revenue Milestone (as defined in the CVR Agreement) was 50% and that the probability of achieving each of the Single Dose Milestone (as defined in the CVR Agreement) and EMA Approval Milestone (as defined in the CVR Agreement) were 90%. BofA Merrill Lynch added this $2.66 to $2.78 implied probability-adjusted present value per CVR to the $23.00 per share in upfront Cash Consideration payable upon closing of the transactions contemplated by the Merger Agreement to derive a range of implied values of the Offer Price of $25.66 – $25.78, the midpoint of which is $25.72.

•	The last paragraph beginning on page 26 and the first two full paragraphs beginning on page 27 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

Selected Publicly Traded Companies Analysis. In performing a selected publicly traded companies analysis of the Company, BofA Merrill Lynch reviewed publicly available financial and stock market information for Durata and the following nine publicly traded biopharmaceutical companies with late stage or commercialized lead product candidates:

•	Acorda Therapeutics, Inc.

•	Avanir Pharmaceuticals, Inc.

•	Insys Therapeutics, Inc.

•	Keryx Biopharmaceuticals, Inc.

•	KYTHERA Biopharmaceuticals, Inc.

•	The Medicines Company

•	Pacira Pharmaceuticals, Inc.

•	Vanda Pharmaceuticals Inc.

•	VIVUS, Inc.

BofA Merrill Lynch reviewed the enterprise values for the selected companies, calculated as equity values plus debt, plus minority interest, less cash as a multiple of estimated revenue, or Enterprise Value / Revenue, for 2015, 2016 and 2017. The per share values of the selected companies used for this analysis were based on the closing share prices of the selected companies as of October 3, 2014 (the last trading day prior to the public announcement of the Merger Agreement). The estimated financial data used by BofA Merrill Lynch for the selected publicly traded companies were based on publicly available research analysts’ estimates. Using the results of these calculations, BofA Merrill Lynch observed the following Enterprise Value / Revenue multiples for the selected companies:

Company	2015E EV / Revenue	2016E EV / Revenue	2017E EV / Revenue
Acorda Therapeutics, Inc.	3.0x	2.6x	2.3x
Avanir Pharmaceuticals, Inc.	11.0x	8.0x	5.9x
Insys Therapeutics, Inc.	5.7x	4.9x	4.0x
Keryx Biopharmaceuticals, Inc.	NM	6.6x	3.5x
KYTHERA Biopharmaceuticals, Inc.	NM	5.0x	3.0x
The Medicines Company	1.8x	1.8x	1.8x
Pacira Pharmaceuticals, Inc.	12.9x	8.6x	6.4x
Vanda Pharmaceuticals Inc.	3.6x	2.5x	2.0x
VIVUS, Inc.	3.2x	2.3x	1.3x

Median	3.6x	4.9x	3.0x
Mean	5.9x	4.7x	3.4x

Based upon its professional judgment and experience and after taking into consideration, among other things, its review of the Enterprise Value / Revenue multiples for the selected companies, BofA Merrill Lynch applied an implied Enterprise Value / Revenue multiple reference range of 3.50x – 6.50x for 2015, 2.50x – 5.50x for 2016 and 2.00x – 3.25x for 2017 to the estimated revenues of the Company for those years. The estimated financial data utilized by BofA Merrill Lynch for Durata were based on the Durata Projections. Per management of the Company, the assumed total number of outstanding diluted Shares used in calculating per share figures for the Company was based on the 26.8 million Shares and 4.1 million stock options with a weighted average exercise price of $8.74 as of September 30, 2014. The assumed amount of the Company’s net debt used in BofA Merrill Lynch’s analyses was $15 million based on total debt of $65 million (including the issuance of a $25 million promissory note to Pfizer, Inc. on August 18, 2014, in connection with certain milestone payments owed by the Company) and total cash of $50 million (including a $15 million cash payment made to the Company in connection with a licensing and supply agreement announced on August 1, 2014), per management of the Company.

•	The first three paragraphs on page 28 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following fourteen selected transactions involving biopharmaceutical companies with ready to file or approved or commercialized lead products:

Announcement Date	Acquiror	Target
May 8, 2014	H. Lundbeck A/S	Chelsea Therapeutics International, Ltd.
February 11, 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.
January 21, 2014	Teva Pharmaceutical Industries Ltd.	NuPathe Inc.
November 7, 2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Trius Therapeutics, Inc.
April 29, 2013	Auxilium Pharmaceuticals, Inc.	Actient Holdings LLC
April 26, 2012	Jazz Pharmaceuticals plc	EUSA Pharma Inc.
March 26, 2012	Bausch & Lomb Incorporated	ISTA Pharmaceuticals, Inc.
April 5, 2011	Merck & Co., Inc.	Inspire Pharmaceuticals, Inc.
February 22, 2011	Forest Laboratories, Inc.	Clinical Data, Inc.
December 1, 2010	Axcan Pharma Holding B.V.	Eurand N.V.
August 3, 2010	Shire plc	Movetis NV
January 6, 2009	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals, Inc.

BofA Merrill Lynch reviewed the transaction values, calculated as the enterprise value implied for the target company based on the cash consideration payable at closing in the selected transactions, as disclosed in public filings, as a multiple of the target company’s estimated revenue for the calendar year in which the transaction was announced and the calendar year following the year in which the transaction was announced. Using the results of these calculations, BofA Merrill Lynch observed the following Enterprise Value / Revenue multiples for the selected transactions:

Transaction	EV / Calendar Year Revenue	EV / Calendar Year +1 Revenue
H. Lundbeck A/S / Chelsea Therapeutics International, Ltd.	NM	8.3x
Mallinckrodt plc / Cadence Pharmaceuticals, Inc.	7.6x	5.6x
Teva Pharmaceutical Industries Ltd. / NuPathe Inc.	6.5x	2.5x
Salix Pharmaceuticals, Ltd. / Santarus, Inc.	7.2x	5.6x
Cubist Pharmaceuticals, Inc. / Optimer Pharmaceuticals, Inc.	6.0x	3.9x
Cubist Pharmaceuticals, Inc. / Trius Therapeutics, Inc.	NM	19.7x
Auxilium Pharmaceuticals, Inc. / Actient Holdings LLC	6.5x	4.3x
Jazz Pharmaceuticals plc / EUSA Pharma Inc.	3.1x	2.8x
Bausch & Lomb Incorporated / ISTA Pharmaceuticals, Inc.	2.4x	2.0x
Merck & Co., Inc. / Inspire Pharmaceuticals, Inc.	4.8x	4.1x
Forest Laboratories, Inc. / Clinical Data, Inc.	18.3x	4.8x
Axcan Pharma Holding B.V. / Eurand N.V.	3.0x	2.3x
Shire plc / Movetis NV	NM	11.2x
Endo Pharmaceuticals Holdings Inc. / Indevus Pharmaceuticals, Inc.	3.2x	2.0x

Median	6.0x	4.2x
Mean	6.2x	5.6x

Based upon its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected transactions, BofA Merrill Lynch then applied a transaction value to revenue multiple reference range of 5.0x – 7.5x derived from the selected transactions to the Company’s estimated 2015 revenue and a transaction value to revenue multiple reference range of 3.0x – 5.5x to the Company’s estimated 2016 revenue. The estimated financial data utilized by BofA Merrill Lynch for the Company were based on the Durata Projections.

•	The following paragraph is hereby inserted as a new paragraph immediately after the third full paragraph and before the last full paragraph on page 31 of the Schedule 14D-9:

In preparing these financial projections, the Company’s management assumed the following:

•	A total market size of (i) in the case of dalbavancin for the treatment of ABSSSI, 2.6 million patients, of which the Company will have captured approximately 7% by 2023; (ii) in the case of dalbavancin for the treatment of pneumonia, 5.6 million patients in the U.S. and 20,000 patients outside the U.S., of which the Company will have captured approximately 0.5% by 2017 and peaking at approximately 2.4% by 2023; and (iii) in the case of dalbavancin for the treatment of osteomyelitis, 200,000 patients in the U.S. and 20,000 patients outside the U.S., of which the Company will have captured approximately 0.5% by 2017 and peaking at approximately 12% by 2022.

•	An average number of dalbavancin vials per patient of (i) 2.5 for the treatment of ABSSSI; (ii) 6 for the treatment of osteomyelitis; and (iii) 3 for the treatment of pneumonia.

•	A price per vial of dalbavancin of (i) $1,490 for the treatment of ABSSSI through 2015, with an increase of 5% beginning in 2016, and (ii) $1,490 for the treatment of osteomyelitis and pneumonia in the United States through 2015 with an increase of 5% beginning in 2016, and $700 outside the United States.

•	Cost of goods sold of $140 per vial of dalbavancin, with a reduction of $10 per vial beginning in 2016.

•	Net Revenue: ABSSSI includes projected revenue from sales in the United States and royalty and other payments made to the Company pursuant to the Company’s license agreement with A.C.R.A.F. S.p.A. (“Angelini”).

•	Gross to net discounts of 15%.

•	Distribution expenses of 3% of gross sales.

•	Research and development expenses increasing throughout the period.

•	Global clinical development costs of an aggregate of $50 million for osteomyelitis and pneumonia, reflected in 2014, 2015 and 2016.

•	Applicable tax rates of (i) in the case of ABSSSI, 18.5% for 2016, 15% for 2017 and 2018 and 10% thereafter and (ii) in the case of each of pneumonia and osteomyelitis, 15% for 2017 and 2018 and 10% thereafter.

•	Net Revenue in respect of U.S. ABSSSI of $10 million in 2014 and $85 million in 2015 and non-U.S. ABSSSI of $1 million in 2015. For years 2016 and later included a 60% commercialization risk weighting for U.S. ABSSSI; developmental/regulatory and commercialization risk weightings for non-U.S. ABSSSI of 90% and 60%, respectively; developmental/regulatory and commercialization risk weightings for osteomyelitis of 75% and 50%, respectively; and developmental/regulatory and commercialization risk weightings for pneumonia of 50%.

•	The table, including the related footnotes, on page 32 of the Schedule 14D-9 under the heading “Durata Projections” is hereby amended and restated as follows:

	For the year ended December 31,
In millions	2014(1)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue: ABSSSI(2)	$10	$85	$173	$227	$273	$327	$374	$432	$495	$565
Net Revenue: Europe ABSSSI(3)	—	1	5	11	16	22	29	32	36	37
Net Revenue: Pneumonia	—	—	—	30	51	80	105	132	161	193
Net Revenue: Osteomyelitis	—	—	—	3	21	43	60	79	99	104
Total Net Revenue	10	86	178	272	360	472	567	674	791	898
Total Operating Income	(84)	(59)	18	81	133	209	274	362	460	550

Total Net Income	(94)	(52)	6	61	108	186	247	327	415	497

Depreciation and Amortization	1	2	2	3	3	4	5	6	7	9
Capital Expenditures(4)	(8)	(24)	(21)	(3)	(3)	(5)	(5)	(5)	(10)	(10)
Decrease (increase) in working capital	(10)	(16)	(6)	5	9	(11)	5	(4)	1	(2)
Unlevered Free Cash Flow	$(101)	$(81)	$(10)	$74	$122	$177	$252	$323	$412	$492

(1)	Includes Net Revenue for the period from July 1, 2014 through December 31, 2014.
(2)	Includes projected revenue from sales in the United States and royalty and other payments made to the Company pursuant to the Company’s license agreement with Angelini.
(3)	Includes projected revenues only for sales in the United Kingdom, France and Germany. Does not include revenue from other non-U.S. jurisdictions in which the Company is actively seeking regulatory approvals to sell dalbavancin for ABSSSI. Europe ABSSSI revenues projected to be approximately $42 million in 2024; no other revenues projected beyond 2023.
(4)	The periods ended December 31, 2014, 2015 and 2016 include assumed clinical development costs in respect of pneumonia and osteomyelitis, collectively, of $7 million, $23 million and $20 million, respectively, based on management’s estimates of clinical development costs for these indications.

•	The table, including the related footnotes, on page 33 of the Schedule 14D-9 under the heading “Management Forecasts” is hereby amended and restated as follows:

	For the year ended December 31,
In millions	2014(1)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue: ABSSSI(2)	$35	$174	$284	$377	$452	$537	$619	$716	$821	$937
Net Revenue: Pneumonia	—	—	—	121	203	319	418	526	644	772
Net Revenue: Osteomyelitis	—	—	—	9	55	115	160	209	264	277
Total Net Revenue	35	174	284	507	710	971	1,197	1,451	1,729	1,986
Total Operating Income(3)	$(57)	$16	$109	$314	$471	$684	$870	$1,093	$1,339	$1,566

Total Net Income	$(73)	$(9)	$67	$269	$409	$617	$791	$996	$1,221	$1,430

(1)	Includes Net Revenue for the period from July 1, 2014 through December 31, 2014.
(2)	Includes projected revenue from sales in the United States and royalty and other payments made to the Company pursuant to the Company’s license agreement with Angelini. Does not include revenue from other non-U.S. jurisdictions in which the Company is actively seeking regulatory approvals to sell dalbavancin for ABSSSI.
(3)	The periods ended December 31, 2014, 2015 and 2016 include assumed clinical development costs in respect of pneumonia and osteomyelitis, collectively, of $7 million, $23 million and $20 million, respectively, based on management’s estimates of clinical development costs for these indications.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, after the last paragraph under the heading “Certain Litigation,” the following:

On November 4, 2014, we, each of our directors, Parent and the Purchaser will enter into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Campbell, Kansagara, Stein, and Pelpola Actions (together the “Actions”), which sets forth the parties’ agreement in principle for a settlement of the Actions. As explained in the MOU, we and each of the other defendants will agree to the settlement solely to eliminate the burden and uncertainty of continued litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will enter into a settlement agreement. The settlement agreement will be subject to customary conditions, including court approval following notice to our stockholders. In the event that the parties enter into a settlement agreement, a hearing will be scheduled at which the Court of Chancery of the State of Delaware will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought by or on behalf of the plaintiff or any member of the plaintiff class challenging any aspect of the Offer, the Merger, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law), among other claims. In addition, in connection with the settlement, the parties contemplate that they will seek to negotiate the plaintiffs’ claim for attorneys’ fees and that plaintiffs’ counsel will file a petition in the Court of Chancery of the State of Delaware for an award of attorneys’ fees and expenses to be paid by us or our successor, which the defendants may oppose. We or our successor will pay or cause to be paid any attorneys’ fees and expenses awarded by the Court of Chancery of the State of Delaware. The parties may not ultimately enter into a settlement agreement and the Court of Chancery of the State of Delaware may not approve the settlement even if the parties were to enter into such settlement agreement. In such event, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the consideration to be received by our stockholders in connection with the Offer and the Merger. We and the other defendants believe the Actions are without merit and, in the event that the MOU is not approved or the requisite conditions are not satisfied, intend to defend the lawsuits vigorously.

Pursuant to the MOU, we will agree to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9, as originally filed by us with the SEC on October 17, 2014 and as amended by Amendment No. 1 thereto, as filed by us with the SEC on October 24, 2014 (“Amendment No. 1”) and as amended by Amendment No. 2 thereto, as filed by us with the SEC on October 31, 2014 (“Amendment No. 2”). The supplemental disclosures contemplated by the MOU are set forth in this Amendment No. 3. This Amendment No. 3 should be read in conjunction with the disclosures contained in the Schedule 14D-9, as heretofore amended by Amendment No. 1 and Amendment No. 2, each of which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the settlement agreement is in consideration of the supplemental disclosures contained in this Amendment No. 3. Nothing in this Amendment No. 3 or any settlement agreement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment No. 3.

On October 27, 2014, a putative stockholder, Stephen Bushansky, served on the Company a demand to inspect the books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law. Mr. Bushansky seeks the inspection of documents concerning the Merger. On November 3, 2014, the Company responded to Mr. Bushansky’s letter and rejected his demand for books and records, but offered to produce some documents to Mr. Bushansky on the satisfaction of proof of his current stock ownership and upon the execution of a confidentiality agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURATA THERAPEUTICS, INC.

By:	/s/ Paul R. Edick
Name:	Paul R. Edick
Title:	Chief Executive Officer

Dated: November 4, 2014